

April 21, 2011

Mr. John A. Schissel
Executive Vice President, Chief Financial Officer
BRE Properties, Inc.
525 Market Street, 4th Floor
San Francisco, California 94105-2712

> **Re:** **BRE Properties, Inc.**
> **Form 10-K for the year ended 12/31/2010**
> **Filed on 2/18/2011**
> **File No. 001-14306**

Dear Mr. John A. Schissel:

We have reviewed your response letter dated April 12, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Financial Statements and Notes

1. We have considered your response to comment six. Similar to the information provided within your correspondence, please revise future filings to discuss the types of direct and indirect costs capitalized and the methodology utilized to allocate indirect costs to each specific asset and disclose the amounts of capitalized payroll for each period presented.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have any questions.

Sincerely,

Daniel L. Gordon
Branch Chief